     As filed with the Securities and Exchange Commission on March 22, 2002
                           Registration No. 333-56554

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 3

                                   FORM S-3/A

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                               C-3D DIGITAL, INC.

             (Exact name of Registrant as specified in its charter)
UTAH                                                                 76-0279816
State of Incorporation                             I.R.S. Identification Number

                             10 Universal City Plaza
                                   Suite 1100
                            Universal City, CA 91608
                                  818-509-6262

               (Address, including zip code, and telephone number,
              including area code, of principal executive offices)

                             10 Universal City Plaza
                                   Suite 1100
                            Universal City, CA 91608
                                  818-509-6262
                        Chandos Mahon, CEO and President
                       (Name, address, including zip code,
        and telephone number, including area code, of agent for service)

 This Registration Statement consists of a total of 40 pages. The Exhibit Index is on page 38.

Approximate date of commencement of proposed sale to public: At such time or times after the effective date of this Registration Statement as the Selling Shareholders shall determine.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration number of the earlier registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         CALCULATION OF REGISTRATION FEE

Title of
Securities to be   Amount to be    Proposed Maximum  Proposed Maximum       Amount of
Registered          Registered     Offering Price   Aggregate Offering  Registration
                                     Per Share(2)            Price(2)         Fee
-------------  -----------------  ----------------  ----------------- ---------------
Common Voting
Stock           60,458,074 (1)      $0.15            $9,068,711.10      $834.44
-------------------------------------------------------------------------------------

(1) These shares of common stock are offered for resale by seventy-six
(76)selling securityholders - Terasource Venture Capital Co., Ltd., Philmoon Seong, Blaine Harris, Hyundai & Terasource D-Convergence Venture Investment Partnership, MMAA - Terasource Venture Investment Partnership, Terasource W-N Venture Investment Partnership, Hyang Hee Shin, Sang Im Nam, I-O Display Systems, LLC, Ki Seok Park, United Business Systems, Inc., Seung Hoon Lee, JiSun Lee, Kyung Rock Lee, William Brinkmeier, Hye Young Cho, Pil-Soo Sung, Dutchess Advisors, Ltd., Inside Telenetcom Co., Ltd., Stanley H. Rojeski, Scott Applegate and Capital Plus, Rocky Mountain Employee Benefits, Inc., Paul Lebarre, Chandos Mahon, Wan Ki Choi, Hudson Consulting Group, Inc., Myeung RaeKim, Jeong Joo Heo, Programming Services, Inc., Thomas A. Nix, Young Doo Choi, Lawrence J. Wilk, Ernest McKay, Joo Ryang Um, Kyeong Eel Joo, Berthel Growth &Income Trust I, Frank Friedlein, Gon Seong Yoo, Young Joo Kim, Myeong Hee Sung, Myeong Ja Kang, Byeong Cheol Cho, Eun Jeong Heo, National Financial Communications Corp., Kyung Min Kim, Lions Gate Entertainment, Inc., Gi Sea Nam, Young Seok Seong, Chan Joo Park, Jun Ho Yoon, Fernando Gomez, Jeong Ho Park, Sung Gyoon Kim, Seung Hwan Lee, Ki Young Ko, Jang Rak Choi, Seong Jin Choi, Myeong Hee Lee, Eagle Plaza, L.C., Soo Won Lee, Jin Soo Park, Seong Yong Hwang, Gyoo Hang Chang, BH Productions, Cinema Internet Networks, Inc., Yong Hyeon Jee, Alan Miller, Kirk Kaalberg, Ronald Litz, Charles P. Miller, John Metzler, NanciSue Harvey-Brinkmeier, Joe Melton, Karen A. Wilson, DST Asset Management Company.

 (2) The fee is estimated pursuant to Rule 457(c) under the Act solely for the purpose of calculating the registration fee, on the basis of the average of the bid and asked price ($0.15) of our common stock as reported on the American Stock Exchange on March 15, 2002 which is within five (5) business days prior to the filing of this registration statement.

Pursuant to Rule 416, there are also registered hereby such additional indeterminate number of shares of such common stock as may become issuable as dividends or to prevent dilution resulting from stock splits, stock dividends or similar transactions.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                              [END OF FACING PAGE]

                  The date of this prospectus is March 21, 2002
                     PROSPECTUS FOR SELLING SECURITY HOLDERS
                               C-3D DIGITAL, INC.

                        60,458,074 SHARES OF COMMON STOCK

This prospectus relates to the offering of shares of common stock of C-3D Digital, Inc. which are being offered by seventy-six (76) of our security holders and which have been acquired by such persons by direct purchase from us in private transactions. A description of the selling securityholders begins on page 13 of this prospectus.

Our common stock is traded on the American Stock Exchange under the symbol "DDD." On March 15, 2002, the last bid price for our common stock, as reported by American Stock Exchange, was $0.15 per share.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE THE SECTION ENTITLED " RISK FACTORS" BEGINNING ON PAGE 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               [END OF COVER PAGE]

                               PROSPECTUS SUMMARY

We are a Utah corporation. On January 8, 2002 we changed our name from Chequemate International, Inc. to C-3D Digital, Inc. Our business activities are currently divided among three divisions: (1) C-3D Digital, a division that is developing three-dimensional, or 3D, technology for converting two-dimensional, or 2D, video programming and similar video entertainment, or content, to 3D content for film, television and computer applications and will seek to generate revenue from the sale of these conversion services; (2) VisionComm, Inc., a wholly owned subsidiary that derives revenue from the ownership, operation and management of private cable systems in Texas, California, Michigan and Missouri; (3) Hotel Movie Network, a division that derives revenue from operating hotel pay-per-view networks and equipment on behalf of hotel owners and operators.

On August 10, 2001, we underwent a change in control when we issued 38,504,275 shares of common stock, constituting a 51% percent equity interest in our common stock, to approximately forty- new investors in return for $3.5 million, or approximately $.09 per share. Most of the new investors are shareholders of Another World Inc., a company established under the laws of the Republic of Korea.

In this prospectus we are offering 60,458,074 shares of our common stock which constitutes 68% of our total issued and outstanding common stock.

To date, we and our subsidiaries have incurred substantial losses from operations. See "The Company," and "Risk Factors." We have an accumulated deficit of $59,980,050 as of December 31, 2001. We have incurred a net loss for the nine months ended December 31, 2001, of $4,266,079 and have sustained substantial ongoing losses during each of the preceding three fiscal years, of $17,572,016 for the fiscal year ended March 31, 2001; $18,735,469 for the fiscal year ended March 31, 2000; and $4,212,079, for the fiscal year ended March 31, 1999. On December 31, 2001, we had total liabilities of $7,819,593 and total current liabilities of $7,791,323. Our auditors have expressed doubt as to our ability to continue as a going concern.

All or part of the shares offered hereby may be sold from time to time in amounts and on terms to be determined by the selling securityholders at the time of sale. See "Plan of Distribution" beginning on page 11.

                                  RISK FACTORS

AN INVESTMENT IN THE SHARES OFFERED HERE INVOLVES A HIGH DEGREE OF RISK AND SHOULD NOT BE MADE BY PERSONS WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT.

OUR LARGE AND CONTINUING LOSSES AND OUR LARGE ACCUMULATED DEFICIT RAISES DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

Our substantial and continuing losses since inception, coupled with significant ongoing operating expenses, raise serious doubt regarding our ability to continue as a going concern. We have an accumulated deficit of $59,980,050 as of December 31, 2001. We have incurred a net loss for the nine months ended December 31, 2001, of $4,266,079 and have sustained substantial ongoing losses during each of the preceding three fiscal years, of $17,572,016 for the fiscal year ended March 31, 2001; $18,735,469 for the fiscal year ended March 31, 2000; and $4,212,079, for the fiscal year ended March 31, 1999. On December 31, 2001, we had total liabilities of $7,819,593 and total current liabilities of $7,791,323. These losses have caused a dramatic decline in the value our common stock and additional losses may cause a further decline in the value of our common stock. Our losses will continue at least in the near term and we can give no assurance that we will ever generate substantial revenues from operations or achieve profitability.

WE HAVE SIGNIFICANT OUTSTANDING INDEBTEDNESS WHICH COULD PREVENT US FROM CONTINUING AS A GOING CONCERN.

On December 31, 2001, we had total liabilities of $7,819,593 and total current liabilities of $7,791,323. Current maturities of long-term debt included in current liabilities for fiscal year 2002 are estimated to be approximately $5,215,276. Our auditors have expressed doubt as to our ability to continue as a going concern. Accordingly, we are subject to all of the risks associated with substantial leverage, including the risk that available cash may not be adequate to make required payments to note holders. Our ability to satisfy our note obligations from cash flow will be dependent upon our future performance and will be subject to financial, business, and other factors beyond our control. A substantial portion of our indebtedness is secured by our equipment and other assets. In the event we do not have sufficient cash resources to satisfy our repayment obligations or our other obligations to the note holders, we will be in default under the terms of the notes, and may risk foreclosure on our assets. This would have a materially adverse affect on our business and could result in a reduction in the price of our common stock.

BECAUSE WE ARE IN A VERY TIGHT WORKING CAPITAL SITUATION AND HAVE SIGNIFICANT OUTSTANDING INDEBTEDNESS WE MAY NOT BE ABLE TO RAISE MONEY TO FUND OUR OPERATIONS AND WE MAY NOT BE ABLE TO CONTINUE AS A GOING CONCERN.

We are in a very tight working capital situation. Our cash requirements have been and will continue to be significant. We have been forced to raise capital to fund ongoing operations through the private sales of our securities, on terms that have been highly dilutive and which have involved substantial expenses. Our total current liabilities of 7,791,323 are owed to seven creditors. Because of our financial condition, we have been required in recent months to negotiate with creditors to extend the due date of two notes totalling $888,851, of which we are currently in default based on the original due dates of the notes. As detailed below on page 17, we have also had to request that certain employees and executives defer their salary currently due or take shares of our common stock in lieu of cash compensation. Had we not been able to negotiate several settlements for stock payment in lieu of cash we would have been in default on several of these obligations as well.

We expect that we will need to raise additional funds through private debt or equity financing in order to continue to support current operations and develop our business plan. No assurance can be made that we will be able to raise sufficient capital to sustain operations. If additional funds are raised through the issuance of equity securities, the percentage ownership of our stockholders at that time will be reduced, particularly in view of the dramatic decline in the value of our common stock over the past several months. We have incurred debt with private lenders and anticipate incurring additional loan obligations to sustain current operations. If adequate funds are not available or are not available on acceptable terms, we may not be able to: fund then existing operations; develop new or enhanced services and related products; continue to develop our business plan; and, otherwise respond to competitive pressures. As a result, our business, operating results and financial condition could be materially adversely affected. In our present circumstances, therefore, there is doubt about our ability to continue as a going concern, absent a substantial increase in revenues.

IF THREE DIMENSIONAL TELEVISION AND THREE DIMENSIONAL COMPUTER GAMES DO NOT GAIN MARKET ACCEPTANCE, WE WILL HAVE DIFFICULTY SELLING OUR PRODUCTS AND EARNING REVENUE.

Our current efforts to create games and computer equipment in three dimensional format must be considered novel and experimental. In order to access our 3D computer technology, users must wear special glasses. This unique product must be considered experimental and there may not be long term acceptance of this novel concept. You should consider, as a risk factor, the possibility that you could invest in this offering and not receive any return of investment, or lose your entire investment if the products and services are not successfully marketed or are otherwise not commercially accepted. Additionally, the market for three dimensional games is only now developing and there is no guarantee that a large market for three dimensional games will emerge.

WE MAY HAVE DIFFICULTY SELLING OUR PRODUCTS AND EARNING REVENUE IN THE HIGHLY COMPETITIVE TECHNOLOGY MARKETPLACE IN WHICH WE OPERATE.

Well financed competitors are developing and experimenting with three dimensional technologies, and could dominate the three dimensional technology market.

There is substantial competition, both nationally and internationally, in the electronics and media industries in which we operate. Many well-financed competitors are developing 3D computer applications on a trial basis. Each of these companies has assets, and research and development budgets, greater than our research and development budget. No assurance can be made, despite the best efforts of our management, that other companies may not produce competitive products, services, or devices at a lower price or that are a better product, which could cause our products to be commercially unprofitable. In the rapidly developing field of three dimensional computer products, there is no assurance that we will be profitable.

THE SALE OF THE SHARES OFFERED IN THIS PROSPECTUS MIGHT HAVE A SUBSTANTIALLY ADVERSE EFFECT ON THE MARKET FOR AND THE PRICE OF OUR COMMON STOCK.

This prospectus relates to the possible sale of 60,326,424 shares of our common stock during the duration of the effectiveness of this registration statement. As of March 15, 2002, 89,166,871 shares of our common stock are issued and outstanding. Due to the possibility that all or many of the shares proposed to be sold in this prospectus could be sold in a relatively short period of time, there is a possibility that the sale of the shares might have a substantially adverse effect on the market for and the price of our common stock. The future sale of our shares would, in all likelihood, put pressure on the market price of our common stock. Potential purchasers of shares of our stock should be aware of such possible adverse effects.

WE RECENTLY ENTERED INTO AN INVESTMENT AGREEMENT THAT OVER THE NEXT THREE YEARS WILL HAVE A DILUTIVE EFFECT ON OUR ISSUED AND OUTSTANDING STOCK AND THAT WILL MOST LIKELY PUT PRESSURE ON THE PRICE OF OUR STOCK.

On January 9, 2002 we entered into an investment agreement with Dutchess Private Equities Fund, L.P. for an equity financing facility of up to $12 million over the next 36 months. Pursuant to this investment agreement, the amount that Dutchess is committed to purchase from us for each put notice will depend on the market price and trading volume of our common stock. The amount that we may request Dutchess to purchase for each put notice may not exceed 3 times of the average daily trading volume for the 10 trading days immediately prior to the put notice date multiplied by the average daily closing bid price of our common stock for the three trading days immediately prior to the put notice date. In no event, however, may such amount exceed $1 million. However, Dutchess may purchase fewer shares than required above if the price of our common shares and/or trading volume of our common shares is decreasing. Dutchess's right to purchase fewer shares than allowed or required above is determined by the following formula: the amount of shares that may be purchased is determined by multiplying 30 percent of the aggregate trading volume during the 10 trading days preceding the put notice by 93 percent of the average of the five lowest closing bid prices of our common stock during 10 trading days preceding the put notice.

Closing of each sale of shares of our common stock to Dutchess pursuant to each put notice is subject to standard closing conditions, including the continuing effectiveness of a relevant registration statement, the continued listing of our common stock on the American Stock Exchange and our compliance with the obligations and non-breach of this investment agreement.

Each time we issue shares of our common stock to Dutchess under the investment agreement, we must pay Dutchess or its assignee from the cash proceeds a fee of 4% of the proceeds of the sale. On signing the investment agreement, we agreed to issue to Dutchess shares of our common stock equal to $25,000. We also agreed that we shall issue to Dutchess $25,000 worth of our common stock for each $1 million worth of our common stock that Dutchess purchases during the term of the investment agreement.

None of the shares issued to Dutchess under the investment agreement are included in this prospectus. Pursuant to a separate registration rights agreement between Dutchess and us, Dutchess has registration rights with respect to the shares we issue to Dutchess under the investment agreement. We are obligated to use our best efforts to file as soon as possible an applicable registration statement with the Commission covering the shares of common stock that will be issued under the investment agreement to Dutchess.

The use of the financing facility in the investment agreement will most likely put pressure on the price of our stock. Currently, without shareholder approval, we cannot issue more shares to Dutchess than 19.99% of our common stock on a fully diluted basis. We must receive shareholder approval to exceed this threshold. Currently, we have no intention to seek shareholder approval to exceed this threshold. The table below illustrates the number of shares that would be issued based on various ranges of the market price of our stock, e.g., 25%, 50%, 75%, 100%, 125% and 150% of the market price of our stock as of March 15, 2002. The table also indicates the limitations on the proceeds we can receive under the investment agreement at each share price.


                  25% of          50% of          75% of          100% of         125% of         150% of
               Current Share   Current Share   Current Share   Current Share   Current Share   Current Share
                  Price           Price           Price            Price           Price           Price
               ---------------------------------------------------------------------------------------------
                       $0.04           $0.08           $0.11           $0.15           $0.19           $0.23
               ---------------------------------------------------------------------------------------------
Maximum
Number of
Shares
Issuable to
Dutchess on
a fully diluted
basis given our
present
outstanding
number of shares  28,467,143      28,467,143      28,467,143      28,467,143      28,467,143      28,467,143
               ---------------------------------------------------------------------------------------------
Percentage of
Dutchess
Equity Interest        19.99%          19.99%          19.99%          19.99%          19.99%          19.99%
               ---------------------------------------------------------------------------------------------
Gross Proceeds   $992,791.62   $1,985,583.23   $2,978,374.85   $3,971,166.46   $5,337,589.33   $6,405,107.19
               ---------------------------------------------------------------------------------------------
Fees Paid to
Dutchess or
Assignee          $64,711.66     $129,423.33     $194,134.99     $258,846.66     $363,503.57     $431,204.29
               ---------------------------------------------------------------------------------------------
Net Proceeds     $928,079.95   $1,856,159.90   $2,784,239.85   $3,712,319.80   $4,974,085.76   $5,973,902.91
               ---------------------------------------------------------------------------------------------


THE PRICE OF OUR STOCK IS HIGHLY VOLATILE WHICH MAY RESULT IN A SIGNIFICANT REDUCTION IN THE VALUE OF OUR STOCK.

The price of our common stock has fluctuated dramatically over the past few months, and it may do so in the future. The market price of our common stock could fluctuate based on a variety of factors, including, but not limited to: (a) announcements of developments related to our business; (b) the announcement(s) of quarterly losses, or fluctuations in operating results; (c) announcements by competitors; (d) key personnel changes; and (e) the issuance of additional shares of common stock in private or public financings. The market price of our common stock has fluctuated between $18.44 and $.28 per share during the two fiscal years ended March 31, 2001. From the end of the last fiscal year through March 15, 2002, the market price of the our common stock has fluctuated between approximately $.22 and $.12 per share. These market fluctuations could adversely affect the market price of our common stock, in that, at the current price, any fluctuation in price per share could constitute a significant percentage decrease in the value of an investor's investment. There can be no assurance that the trading value of our common stock will remain at or near its current level.

                           FORWARD-LOOKING STATEMENTS

This prospectus includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides a "safe harbor" for such statements to encourage companies to provide prospective information about themselves so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information provided. All statements other than statements of historical fact made in this prospectus or incorporated by reference are forward-looking and are beliefs, estimates, intentions and strategies about the future. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "projects", "predicts" or variations of such words and similar expressions are intended to identify such forward-looking statements, but their absence does not mean the statement is not forward-looking. In particular, the statements regarding the availability of adequate funding and progress in the development of our various business segments are forward-looking statements. Forward-looking statements represent management's current expectations and are inherently uncertain. The failure of any forward-looking event to occur can cause all forward-looking predictions to fail. Investors are warned that our actual results may differ significantly from our expectations and, therefore, from the results discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the "Risk Factors".

                                 USE OF PROCEEDS

All of the shares, if and when sold, are being offered and sold by the Selling Securityholders or by their pledgees, donees, transferees or other successors in interest, and we will not receive any proceeds from the sale of such shares.

                         DETERMINATION OF OFFERING PRICE

The common stock offered by this prospectus may be offered for sale by the selling securityholders from time to time in transactions on the American Stock Exchange. Sales may also occur in negotiated transactions or otherwise, at a fixed price or prices which may be changed based on market or other conditions, or at other negotiated prices. As such, the offering price is indeterminate as of the date of this prospectus.

                            DESCRIPTION OF SECURITIES

We have authorized capital stock consisting of 500,000,000 shares of common stock, par value $.0001 per share. As of March 15, 2002, there were a total of 89,166,871 shares of common stock issued and outstanding. All shares are validly issued and non-assessable. The holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Shares of common stock do not carry cumulative voting rights and, therefore, a majority of the outstanding shares of common stock may elect our entire board of directors. If they do so, minority shareholders would not be able to elect any members to the board of directors.

Our shareholders have no preemptive rights to acquire additional shares of common stock or other securities. Our common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation, holders of our common stock are entitled to share equally, on a pro rata basis, in our assets remaining after payment of all our debts. Holders of our common stock are entitled to such dividends as the board of directors may declare. Atlas Stock Transfer Co., Salt Lake City, Utah, is our transfer agent for our common stock.

                              PLAN OF DISTRIBUTION

Pursuant to registration rights agreements or agreements which contain covenants to register shares, between us and the selling securityholders, we agreed to file with the Commission a registration statement covering resales of the shares offered in this prospectus, and to use our best efforts to cause such registration statement to be declared effective as promptly as possible after the filing. Upon and after the effectiveness of this registration statement, the selling securityholders may sell all or a portion of the shares held by them from time to time while this registration statement remains effective. The aggregate proceeds from the sale of shares offered in this prospectus will be determined by the prices at which such securities are sold, less any commissions. There is no assurance that the selling securityholders will sell any or all of the shares offered in this prospectus.

Once the registration statement of which this prospectus is part becomes effective, the shares covered by this prospectus may be offered and sold from time to time by the selling securityholders or their pledgees, donees, transferees or successors in interest. Such sales may be made on the American Stock Exchange, in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by any means permitted under law, including one or more of the following: (1) a block trade in which a broker-dealer engaged by the selling securityholder will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (2) purchases by a broker-dealer as principal and resale by such broker-dealer for its account under this prospectus; (3) an over-the-counter distribution in accordance with the rules of the American Stock Exchange; (4) ordinary brokerage transactions in which the broker solicits purchasers; or (5) privately negotiated transactions. In effecting sales, broker-dealers engaged by the selling securityholders may arrange for other broker-dealers to participate in the resales.

In connection with distributions of the shares offered in this prospectus, the selling securityholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of our shares covered by this prospectus and the selling securityholders may also sell our shares short and redeliver our shares to close out such short positions. The selling securityholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of our shares, which the broker-dealer may resell or otherwise transfer under this prospectus. The selling securityholders may also loan or pledge our shares registered hereunder to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default the broker-dealer may effect sales of the pledged shares pursuant to this prospectus.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling securityholders in amounts to be negotiated in connection with the sale. Such broker-dealers and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

The selling securityholders may be deemed to be "underwriters" within the meaning of Section 3(11) of the Securities Act of 1933, with regard to the shares they are offering in this prospectus. Any profits on the resale of such shares may be deemed to be underwriting discounts and commissions.

We have been advised that there are no arrangements or agreements with any brokers or dealers to act as underwriters of the securities as of the date hereof. Under applicable rules and regulations under the Exchange Act of 1934, any person engaged in a distribution of the securities may not simultaneously engage in market making activities with respect to the securities for a period of nine (9) business days prior to the commencement of such distribution. We have advised the selling securityholders that the anti-manipulation rules set forth in Regulation M, under the Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling securityholders and their affiliates. In addition, we will make copies of this prospectus available to the selling securityholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby.

All costs, expenses and fees in connection with the registration of the shares will be borne by us. Commissions and discounts, if any, attributable to the sales of the shares will be borne by the selling securityholders. The selling securityholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of our shares against certain liabilities, including liabilities arising under the Securities Act of 1933. We will not receive any proceeds from the sale of our shares offered in this prospectus.

To comply with certain states' securities laws, if applicable, the shares offered in this prospectus will be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in such states or under an exemption from registration or qualification is available and is complied with.

We will use our best efforts to keep this registration statement of which this prospectus forms a part continuously effective until the selling securityholders have sold all of our securities which are being registered hereunder or until they are legally permitted to sell all of such securities to the public under the Securities Act without an effective registration statement in place with respect thereto.

The selling securityholders and any broker-dealers or agents that participate with the selling securityholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act of 1933, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

                             SELLING SECURITYHOLDERS

The selling securityholders are seventy-six (76) separate entities or persons who acquired shares pursuant to private transactions with us. In issuing the securities in these private transactions, we relied on applicable exemptions from the registration requirements under the Securities Act of 1933. The selling securityholders reserve the right to reduce the number of shares offered for sale or to otherwise decline to sell any or all of the shares registered hereunder.

              SUMMARY OF SHARES OFFERED BY SELLING SECURITYHOLDERS

The following table sets forth certain information with respect to the selling securityholders and the securities held by each selling securityholder. Because the selling securityholders may actually offer and/or sell less than all of the securities offered by this prospectus, and because this offering is not being underwritten on a firm commitment basis, it is not possible to state with certainty the amount of securities that will be held by the selling securityholders after completion of this offering. Therefore, the table below assumes that all securities offered by this prospectus will be sold. The securities offered by this prospectus may be offered from time to time in whole or in part by the selling securityholders. See "Plan of Distribution" on page 11.

SELLING        AMOUNT OF      AMOUNT OF        AMOUNT OF            PERCENTAGE OF
SECURITYHOLDER SECURITIES     SECURITIES TO BE SECURITIES AFTER THE CLASS OWNED
               OWNED PRIOR TO OFFERED          OFFERING             AFTER THE
               THE OFFERING                                         OFFERING

         ANOTHER WORLD SHAREHOLDERS, SEE PAGE 16 FOR FURTHER DESCRIPTION


Terasource Venture Capital Co., Ltd.*  7,618,842   7,618,842           0      0.00%
Philmoon Seong1                        5,186,553   5,186,555           0      0.00%
Hyundai & Terasource                   2,118,020   2,118,020           0      0.00%
D-Convergence
Venture Investment
Partnership*
MMAA-Terasource                        2,118,020   2,118,020           0      0.00%

----------
(1) Mr. Seong is the Chairman of our Board of Directors.

Venture Investment
Partnership*
Terasource W-N Venture      2,062,261    2,062,261        0        0.00%
Investment Partnership*
Hyang Hee Shin*             1,865,009    1,865,009        0        0.00%
Sang Im Nam*                1,821,175    1,821,175        0        0.00%
Ki Seok Park*               1,489,797    1,489,797        0        0.00%
Seung Hoon Lee*             1,312,620    1,312,620        0        0.00%
Ji Sun Lee*                 1,306,773    1,306,773        0        0.00%
Kyung Rock, Lee*            1,305,253    1,305,253        0        0.00%
Hye Young Cho*              1,071,166    1,071,166        0        0.00%
Pil-Soo Sung*               1,044,988    1,044,988        0        0.00%
Wan Ki Choi*                  527,111      527,111        0        0.00%
Myeung Rae Kim*               512,147      512,147        0        0.00%
Jeong Joo Heo*                507,082      507,082        0        0.00%
Young Doo Choi*               465,320      465,320        0        0.00%
Joo Ryang, Um*                375,810      375,810        0        0.00%
Kyeong Eel Joo*               374,291      374,291        0        0.00%
Gon Seong Yoo*                358,912      358,912        0        0.00%
Young Joo Kim*                338,975      338,975        0        0.00%
Myeong Hee Sung*              277,967      277,967        0        0.00%
Jyeong Ja Kang*               274,376      274,376        0        0.00%
Byeong Cheol Cho*             257,616      257,616        0        0.00%
Eun Jeong Heo*                257,293      257,293        0        0.00%
Kim, Kyung Min*               202,501      202,501        0        0.00%
Gi Sea Nam*                   194,259      194,259        0        0.00%
Young Seok Seong*             192,003      192,003        0        0.00%
Chan Joo Park*                188,043      188,043        0        0.00%
Jun Ho Yoon*                  171,329      171,329        0        0.00%
Jeong Ho Park*                163,962      163,962        0        0.00%
Sung Gyoon, Kim*              159,358      159,358        0        0.00%
Seung Hwan Lee*               156,089      156,089        0        0.00%
Ki Young Ko*                  153,372      153,372        0        0.00%
Jang Rak Choi*                159,634      159,634        0        0.00%
Seong Jin Choi*               149,459      149,459        0        0.00%
Myeong Hee Lee*               149,367      149,367        0        0.00%
Soo Won Lee*                  134,448      134,448        0        0.00%
Jin Soo Park*                 133,435      133,435        0        0.00%
Seong Yong Hwang*             133,389      133,389        0        0.00%
Gyoo Hang Chang*              132,837      132,837        0        0.00%

       SELLING SECURITYHOLDERS WHO ARE OUR OFFICERS OR EMPLOYEES AND WHO RECEIVED SHARES AS COMPENSATION SEE PAGE 17 FOR FURTHER DESCRIPTION

William Brinkmeier(2)       1,272,522    1,242,522   30,000        0.03%
Chandos Mahon(3)              560,858      560,858        0        0.00%
Thomas A. Nix(4)              496,599      466,599   30,000        0.03%

----------
(2) Mr. Brinkmeier is a member of our Board of Directors and is the President of VisionComm, our wholly owned subsidiary. As explained below, of the 1,242,522 of his shares being offered in this prospectus, 373,116 shares were issued to Mr. Brinkmeier in consideration of services. The remainder were issued in connection with our acquisition of Visioncomm, Inc.
(3) Mr. Mahon is our CEO, President and a member of our Board of Directors.
(4) Mr. Nix is a member of our Board of Directors and is Executive Vice President of VisionComm. As explained below, of the 466,599 of his shares being offered in this prospectus, 317,344 shares were issued to Mr. Nix in consideration of services.

Lawrence J. Wilk(5)                        433,703     433,703          0      0.00%
Frank Friedlein(6)                         370,511     370,511          0      0.00%
Ernest McKay(7)                            390,213     390,213          0      0.00%
Paul Lebarre(8)                            561,640     561,640          0      0.00%

               SELLING SECURITYHOLDERS WHO RECEIVED SHARES IN THE
           VISIONCOMM TRANSACTION SEE PAGE 26 FOR FURTHER DESCRIPTION9

Stanley H. Rojeski*                        797,632     797,632          0      0.00%
Joe Melton*                                 11,038      11,038          0      0.00%
Kirk Kaalberg*                              44,577      44,577          0      0.00%
Charles P. Miller*                          24,850      24,850          0      0.00%
Nanci Sue Harvey-Brinkmeier*                12,425      12,425          0      0.00%
Karen A. Wilson*                             6,213       6,213          0      0.00%
Berthel Growth & Income Trust I*           371,823     371,823          0      0.00%
John Metzler*                               17,831      17,831          0      0.00%
DST Asset Management Company*                3,715       3,715          0     0.004%
Crooks Hollow*                           7,218,400   7,218,400          0      0.00%
Blaine Harris10                          2,925,807   2,367,648    558,159      0.48%
I-O Display Systems, LLC*(2),            2,535,377   2,535,377          0      0.00%
United Business Systems, Inc.*           1,480,000     840,000    640,000      0.55%
Dutchess Advisors, Ltd.(11)              1,020,000     700,000    320,000      0.28%
Inside Telenetcom co., Ltd.*               932,389     932,389          0      0.00%
Scott Applegate and Capital Plus*           783,000    600,000    183,000      0.16%
Rocky Mountain Employee Benefits, Inc.*    695,567     400,000    295,567      0.26%
Hudson Consulting Group, Inc.*             514,000     514,000          0      0.00%
Programming Services, Inc.(12)             500,000     500,000          0      0.00%
National Financial Communications Corp.*   250,000     250,000          0      0.00%
Fernando Gomez*                            284,444     142,222    142,222      0.12%
Lions Gate Entertainment, Inc.*            200,000     200,000          0      0.00%

----------
The remainder were issued in connection with our acquisition of Visioncomm, Inc.
(5) Mr. Wilk is Vice President of VisionComm. As explained below, of the
433,703 of his shares being offered in this prospectus, 284,448 shares were issued to Mr. Wilk in consideration of services. The remainder were issued in connection with our acquisition of Visioncomm, Inc.
(6) Mr.Friedlein is Controller of Visioncomm. As explained below, of the 370,511 of his shares being offered in this prospectus, 328,531 shares were issued to Mr. Wilk in consideration of services. The remainder were issued in connection with our acquisition of Visioncomm, Inc.
(7) Mr. McKay is Vice President, Hotel Movie Network.
(8) Mr. Lebarre is President, Hotel Movie Network.
(9) Certain VisionComm shareholders are also our directors who received shares in compensation for services (described above): William J. Brinkmeier received 869,406 shares in the Visioncomm transaction and 403,116 shares in compensation for services; Lawrence J. Wilk received 149,255 shares in the Visioncomm transaction and 284,448 in compensation for services; Thomas A.
Nix received 179,255 shares in the Visioncomm transaction and 290,344 shares in compensation for services and, and Frank Friedlein, Jr. received 41,980 shares in the Visioncomm transaction and 328,531 shares in compensation for services.
(10) Mr. Harris was a member of our Board of Directors until August 17, 1999 when he resigned.
(11) We recently entered into an investment agreement with an affiliated entity of Dutchess Advisors, Ltd. Under the agreement, we may sell up to $12 million of our common shares to Dutchess Private Equities Fund, L.P. See page 7 and 29 for a more comprehensive explanation of the investment agreement.
(12) Chandos Mahonis the beneficial owner of 100% of the equity interest of this selling shareholder.

BH Productions*                            100,000     100,000          0  0.00%
Eagle Plaza, L.C.*                         105,000      60,000     45,000  0.04%
Cinema Internet Networks, Inc.*             95,000      95,000          0  0.00%
Yong Hyeon Jee*                            151,024     151,024          0  0.00%
Alan Miller*                                75,000      75,000          0  0.00%
Ronald Litz*                                40,000      40,000          0  0.00%
TOTAL                                   62,702,022  60,458,074  2,243,948  1.95%

* This selling security holder is not our director, executive officer, employee and is not a 5% or more shareholder of our outstanding common stock.

               DESCRIPTION AND ORIGIN OF SECURITIES TO BE OFFERED

The following summary describes how the selling securityholders received the shares offered in this prospectus.

ANOTHER WORLD

On August 10, 2001, we underwent a change in control when we issued 38,504,275 shares of common stock, constituting a 51% percent equity interest in our common stock, to approximately forty-three new investors in return for $3.5 million, or approximately $.09 per share. Most of the new investors are shareholders of Another World Inc., a company established under the laws of the Republic of Korea.

The Another World shareholders and the number of shares of our common stock included in this prospectus with respect to each Another World shareholder are as follows: Terasource Venture Capital Co., Ltd., 7,618,842; Philmoon Seong, 5,186,555; Hyundai & Terasource D-Convergence Venture Investment Partnership, 2,118,020; MNAA - Terasource Venture Investment Partnership, 2,118,020; Terasource W-N Venture Investment Partnership 2,062,261; Hyang Hee Shin, 1,865,009; Sang Im Nam, 1,821,175; Ki Seok Park, 1,489,797; Seung Hoon
Lee, 1,312,620; Ji Sun Lee, 1,306,773; Kyung Rock Lee, 1,305,253; Hye Young
Cho, 1,071,166; Pil-Soo Sung, 1,044,985; Inside Telenetcom Co., Ltd., 932,389; Wan Ki Choi, 527,111; Myeung Rae Kim, 512,147; Jeong Joo Heo, 507,082; Young Doo Choi, 465,320; Joo Ryang Um, 375,810; Kyeong Eel Joo, 374,291; Gon Seong Yoo, 358,912; Young Joo Kim, 338,975; Myeong Hee Sung, 277,967; Myeong Ja Kang, 274,376; Byeong Cheol Cho, 257,616; Eun Jeong Heo, 257,293; Kim Kyung Min 202,501; Gi Sea Nam, 194,259; Young Seok Seong, 192,003; Chan Joo Park, 188,043; Jun Ho Yoon, 171,329; Jeong Ho Park, 163,962; Sung Gyoon Kim, 159,358; Seung Hwan Lee, 156,089; Ki Young Ko, 153,372; Jang Rak Choi, 159,643; Seong Jin Choi, 149,459; Myeong Hee Lee, 149,367; Soo Won Lee, 134,448; Jin Soo Park, 133,435; Seong Yong Hwang, 133,389; Gyoo Hang Chang, 132,837; Yong Hyeon Jee, 151,024. We are including 38,504,275 shares of our common stock in this prospectus that have been issued to the Another World Shareholders.

BH PRODUCTIONS, INC.

On February 2, 2000, we entered into a settlement agreement with BH Productions, Inc., an Illinois corporation, under which we were to pay a balance due of $90,000.00 in monthly installments of $10,000.00 in consideration of BH Productions providing advertising and marketing consulting services to us. Due to our financial and operating difficulties, we were unable to make all of the payments we owed BH Productions under the settlement agreement. On February 27, 2001, we entered into an amended settlement agreement with BH Productions under which we agreed to pay BH Productions up to $40,217 in our common stock but in no case more than 100,000 shares of our common stock. On February 27, 2001, we issued 80,434 shares of our common stock to BH Productions. On that date, the closing price of our common stock on the American Stock Exchange was $0.26 per share. Our settlement agreement with BH Production requires that if on the date which is five business days following the date this registration statement is declared effective by the Commission, the average closing price of our common stock as reported by the American Stock Exchange for the five business days prior to the repricing date, is less than $0.50 per share, we must issue to BH Productions, Inc. the number of additional shares necessary for BH Productions, Inc. to receive up to a total value of $40,217. However, in no event is BH Productions, Inc. to receive more than 100,000 shares of our common stock. We are including 100,000 shares of our common stock in this prospectus that have been issued to BH Productions, Inc.

CINEMA INTERNET NETWORKS, INC.

On May 25, 2000, we entered into an asset purchase agreement with Cinema Internet Networks Inc., a British Columbia corporation, under which we acquired all of their assets relating to their pay-per-view and cable services business in consideration for $510,600. The purchase agreement provided for the payment of the purchase price in the form of our registered common stock, to be delivered at closing. Due to our financial and operating difficulties, we were unable to meet our obligations to Cinema Internet Networks. On August 3, 2000, we entered into a letter amendment to the purchase agreement, under which we agreed with Cinema Internet Networks to a new purchase price of approximately $251,000. Cinema Internet Networks was willing reduce the purchase price after protracted negotiations with us. We believe that Cinema Network reduced the price based on its business judgment. We paid the new purchase price by issuing 95,000 shares of our common stock to Cinema Internet Networks. On August 3, 2000, the closing price of our common stock on the American Stock Exchange was $2.38 per share. We are including 95,000 shares of common stock in this prospectus that have been issued to Cinema Internet Networks.

COMPENSATION SHARES ISSUED TO OUR OFFICERS AND EMPLOYEES

On January 12, 2001, we approved a plan to compensate our officers and employees for unpaid services through the issuance of shares of our restricted common stock. Our officers who had provided unpaid services to us, were entitled under the plan, to receive shares of our restricted common stock in payment of the full amount of such unpaid services, at a rate equal to one-half of the trading average, or were entitled to receive options to purchase shares equal to one-half the number of shares issuable for such officer's services, exercisable for a two year period. We determined to issue shares to officers and employees at a discount from the trading price at issuance because the shares being issued to officers and employees were not freely tradeable. We also would like to give our employees incentive to work for us during our financial difficulty. As described in the footnotes to the table below, each of the officers and employees receiving shares as compensation in consideration for providing full-time, on-site services to us or one of our subsidiaries. We include in this prospectus the following number of shares of our common stock that will be or have been issued to the following individuals: Chandos Mahon, 560,858 shares in consideration for $72,250 in services; William Brinkmeier, 373,116 shares in consideration for $43,501 in services; Thomas Nix, 317,344 shares in consideration for $37,278 in services; Larry Wilk, 284,448 shares in consideration for $33,578 in services; Frank Friedlein, 328,531 shares in consideration of $38,500 in services; Ernest McKay 390,213 shares in consideration for $60,000 in services; Paul LeBarre 561,640 shares in consideration for $90,000 in services. As explained below, this prospectus also includes additional shares owned respectively by Brinkmeier, Wilk, Nix, and Friedlein that they received in our acquisition of VisionComm. The following table details the issuance date of the compensation shares and the closing price of our common stock on the American Stock Exchange for each issuance date. The position held by each selling security holder in this table is included above on pages 14 and 15.

                                                       ENDING
                                                       DATE OF                                      TOTAL
                                                      FIVE DAY                                     NUMBER OF
                                                       AVERAGE     AVERAGE               SHARES     SHARES
                           DATE OF      COMPENSATION PRICE PER    PRICE PER              TIMES     LISTED ON
SELLING SECURITYHOLDER    ISSUANCE         OWED        SHARE       SHARE    SHARES        TWO       S-3/A
 ----------------------   ---------        ----        -----       -----    ------        ---       -----
Chandos Mahon                          $   6,250.00  11/15/01   $    0.8125     7,692      15,384
Chandos Mahon                          $   6,250.00  11/30/00   $    0.6125    10,204      20,408
Chandos Mahon                          $   6,250.00  12/15/01   $    0.5125    12,195      24,390
Chandos Mahon              12/7/00     $   6,250.00  12/31/00   $    0.3125    20,000      40,000      93,750
Chandos Mahon                          $   6,250.00   1/15/01   $    0.3125    20,000      40,000
Chandos Mahon                          $   6,250.00   1/30/01   $    0.4400    14,205      28,410
Chandos Mahon             02/15/01     $    Options                                       100,000
Chandos Mahon             02/15/01     $   6,250.00   2/16/01   $    0.3500    17,857      35,714     210,556
Chandos Mahon                          $   6,250.00   2/28/01   $    0.2700    23,148      46,296
Chandos Mahon                          $   6,250.00   3/15/01   $    0.2200    28,409      56,818
Chandos Mahon                          $   6,250.00   3/30/01   $    0.1840    33,967      67,934
Chandos Mahon             04/13/01     $   6,250.00   4/16/01   $    0.3340    18,713      37,426     171,050
Chandos Mahon             05/10/01     $   6,250.00   4/30/01   $    0.2600    24,039      48,078      85,502

Ernest McKay              05/10/01     $  60,000.00   various   $    0.3075   195,107     390,213     390,213

Paul LaBarre              05/10/01     $  90,000.00   various   $    0.3205   280,820     561,640     561,640

Frank Friedlein           04/25/01     $  11,250.00   various   $    0.2702    41,649      83,297      83,297
Frank Friedlein           05/10/01     $  11,250.00   various   $    0.2462    45,705      91,409      91,409
Frank Friedlein           07/10/01     $   9,750.00   various   $    0.2398    40,655      81,310      81,310
Frank Friedlein           12/13/01     $   2,632.00   various   $    0.1722    15,268      30,535      30,535
Frank Friedlein           01/17/02     $   3,618.00   various   $    0.1722    20,990      41,980      41,980

Lawrence J. Wilk          04/25/01     $  12,501.00   various   $    0.2702    46,280      92,560      92,560
Lawrence J. Wilk          05/10/01     $  12,501.00   various   $    0.2462    50,787     101,574     101,574
Lawrence J. Wilk          07/10/01     $   4,176.00   various   $    0.2398    19,838      39,676      39,676
Lawrence J. Wilk          12/13/01     $   4,400.00   various   $    0.1722    25,319      50,638      50,638

Thomas A. Nix             04/25/01     $  12,501.00   various   $    0.2702    46,280      92,560      92,560
Thomas A. Nix             05/10/01     $  12,501.00   various   $    0.2462    50,787     101,574     101,574
Thomas A. Nix             07/10/01     $   6,376.00   various   $    0.2398    27,463      54,925      54,925
Thomas A. Nix             12/13/01     $   3,308.00   various   $    0.1722    19,143      38,285      38,285
Thomas A. Nix             01/17/02     $   2,592.00   various   $    0.1722    15,000      30,000      30,000

William Brinkmeier        04/25/01     $  12,501.00   various        0.2702    46,280      92,560      92,560
William Brinkmeier        05/10/01     $  12,501.00   various        0.2462    50,787     101,574     101,574
William Brinkmeier        07/10/01     $  11,001.00   various        0.2398    45,937      91,873      91,873
William Brinkmeier        12/13/01     $   7,500.00   various        0.1722    43,555      87,109      87,109

                                                                       --------------------------------------
TOTAL                                                                       1,358,075   2,816,150   2,816,150
                                                                       ======================================

CROOKS HOLLOW ROAD L.L.C.

     In May 2000, we were in need of capital. We entered into a series of five financing agreements and amendments with Crooks Hollow Road L.L.C., a Cayman Islands limited liability company, to raise up to $2,800,000. Due to our operating difficulties we were not able to meet the terms of these financing agreements.

     On November 19, 2001, we entered into a settlement agreement with Crooks Hollow. Under this settlement agreement, Crooks Hollow agreed to waive and release us from all claims arising under the five financing agreements, including a common stock purchase agreement dated May 10, 2000, a registration rights agreement dated May 10, 2000, a warrant dated May 10, 2000, a modification agreement dated August 28, 2000, and an amendment to agreement dated February 18, 2001. The Crooks Hollow agreements included repricing and penalty provisions under which we could have been required to issue and register up to as many as 27,516,951 shares of our common stock. In return for Crooks Hollow releasing from the terms of our agreements with them, we issued to Crooks Hollow 7,218,400 shares On November 19, 2001, the date of the settlement agreement, the closing price of our common stock on the American Stock Exchange was $.16 per share. Under the settlement agreement, Crooks Hollow agrees that it will not sell, on any given trading day, a number of shares of our common stock in excess of twenty (20%) percent of the aggregate trading volume of the our common stock on the prior day as reported by the American Stock Exchange. We are including 7,218,400 shares in this prospectus that have been issued to Crooks Hollow.

DUTCHESS ADVISORS, LTD.

On December 21, 1999, we entered into a corporate finance and advisory agreement with Dutchess Advisors, Ltd. under which Dutchess Advisors agreed to provide corporate development and financial advisory services to us. The advisory agreement provided for Dutchess Advisors to assist us in locating and securing financing and in related activities. In consideration of the services of Dutchess Advisors, we agreed to pay to Dutchess Advisors a cash fee of $5,000 per month for non-accountable expenses, and the sum of $750,000 payable in shares of our common shares. Pursuant to the advisory agreement, we issued to Dutchess Advisors a total of 83,333 shares of our common stock, based on a market price of our common stock of approximately $9.00 per share on December 21, 1999, the date of issuance.

The advisory agreement required us to file a registration statement covering the Dutchess Advisors shares on or before February 19, 2000. Due to financial and operating difficulties, we did not file a registration statement by February 19, 2000. On February 25, 2001, we entered into an amended agreement with Dutchess Advisors. Under the terms of the amendment, we issued an additional 320,000 shares of our common in consideration of Dutchess Advisors' agreement to waive and release us from any claim resulting from our failure to timely file a registration statement. On the date of the amendment, our common stock traded at a daily average of $.21 per share. The Dutchess Advisors amendment contains a repricing provision. If on the date which is five business days following the date of effectiveness of our registration statement covering the Dutchess Advisors shares, the average closing bid price of our common stock, as reported by the American Stock Exchange, for the five days preceding the repricing date, is less than $1.00 per share, we are required to issue to Dutchess Advisors that number of restricted shares of common stock necessary for Dutchess Advisors to receive a total value of $200,000 in our common stock. The amendment limits the total number of shares issuable to Dutchess Advisors to 700,000 shares. Dutchess Advisors has agreed to limit sales of Dutchess Advisors shares in any one week, to no more than 10% of our weekly trading volume average as reported by the American Stock Exchange for the previous week. We are including 700,000 shares in this prospectus that have been issued to Dutchess Advisors. Dutchess Advisors is an affiliate of Dutchess Private Equities
Fund, L.P. We recently entered into a financing agreement with Dutchess
Private Equities Fund, L.P. as disclosed on page 7 and 29 of this prospectus.

EAGLE PLAZA, L.C. AND RONALD LITZ

On July 1, 1999, we entered into an office lease agreement with Eagle Plaza, L.C. under which we were to occupy space at the Eagle Plaza suite in Salt Lake City, Utah for a monthly lease payment of $2835.00 for a term of up to two years. Due to operating difficulties, we were unable to meet our obligations to Eagle Plaza. On January 20, 2001, we entered into a settlement agreement with Eagle Plaza, L.C., a Utah limited liability company, and Ronald Litz, the legal counsel for Eagle Plaza under which we agreed to pay a balance due of $50,000 in our common stock with an aggregate cap of 100,000 shares. On January 20, 2001, the closing price of our common stock on the American Stock Exchange was $0.50 per share. We are including in this prospectus 60,000 shares of our common stock owned by Eagle Plaza, L.C. and 40,000 shares owned by Ronald Litz.

FERNANDO GOMEZ

On August 17, 2001, we entered into a release with Fernando Gomez under which we issued 284,444 shares of our common stock as settlement with Fernando Gomez of claims totaling $90,000. for contracted services, employment and other expenses. On the date of the settlement agreement, the closing price of our common stock on the American Stock Exchange was $.17 per share. We are including in this prospectus 142,222 shares of our common stock have been issued to Fernando Gomez.

BLAINE HARRIS

On January 9, 2001 we issued a promissory note to Blain Harris in the amount of $300,000 representing amounts owed by us to Mr. Harris. Harris loaned funds to us during his term as our director prior to his resignation in August 1999. Due to our financial and operating difficulties, we were unable to meet our obligations under the promissory note to Harris. On July 27, 2001, we entered into a settlement agreement with Harris. According to the settlement agreement, we agreed to issue to Harris the number of shares of our common stock equal $300,000 plus interest multiplied by 80% of the market price per share of the common stock on the date of issuance as determined by averaging the sale price of our common stock during normal trading hours on the American Stock Exchange. On the date of the settlement agreement, our common stock traded on the American Stock Exchange at the daily average of $0.16 per share. We are including 2,367,648 shares of our common stock in this prospectus that have been issued to Blaine Harris.

HUDSON CONSULTING GROUP, INC.

On October 22, 2001, the Hudson Consulting Group, Inc. filed a suit against us in the Third District Court of alleging nonpayment of services under a consulting agreement under which Hudson assisted us to raise capital. On January 23, 2002, we entered a settlement agreement with Hudson to resolve all claims which may exist between us arising from an $80,000 invoice. In consideration of Hudson waiving all claims against us, we agreed to issue to Hudson 514,000 shares of our common stock. On January 23, 2002, the closing price of our common stock on the American Stock Exchange was $0.27 per share. We are including 514,000 shares of our common stock in this prospectus that have been issued to Hudson.

I/O DISPLAY SYSTEMS LLC

On May 3, 2001 we issued a promissory note to I-O Display Systems, LLC in the principal amount of $400,000 plus interest on the unpaid principal amount at the rate of 10% per annum from the date of issuance until paid. The entire principal amount and accrued interest was to be paid in full no later than December 1, 2001. On May 10, 2001 we issued $400,000 of our common stock to I-O Display systems in settlement of the note at $0.27 per share which was a $0.05 discount per share. On May 10, 2001, the closing price of our common stock on the American Stock Exchange was $0.32 on May 10, 2001. We divided the $400,000 of principal by $.27 per share for a total of 1,481,481 shares. We issued our shares to I-O at a discount to market price because the shares we were issuing were restricted. We further issued 100,000 shares for legal fees and other costs of I-O Displays per the promissory note. The promissory note contained a repricing provision so that I-O Display would have $400,000 worth of our common stock when the shares issued to them became freely tradeable. On December 1, 2001, we issued an additional 953,896 shares to I-O Display in accordance with the repricing agreement. On December 3, 2001, the closing price of our common stock on the American Stock Exchange was $0.18 per share. Since the shares were not free-trading by December 1, 2001, in accordance with the promissory note, I-O Display perfected their default judgment on December 14, 2001 and on December 28, 2001 obtained a Writ of Execution to garnish $540,008 from our bank accounts. In January 2002, we reached a settlement with I-O Display Systems, LLC by which we agreed to pay I-O Display Systems $200,000 and agreed to include the 2,535,377 shares previously issued to them in this registration statement in exchange for a full release from the default judgment. We have paid the $200,000 agreed to and no additional funds remain outstanding on the note.

LIONS GATE ENTERTAINMENT

On February 8, 2000, we entered into a license agreement with Trimark Pictures to license up to fifty of their motion pictures for a period of thirty months. We acquired the right to digitize these motion pictures into 2D format for Trimark's exclusive use and into 3D for Trimark's and our use. We also acquired the right to digitize these motion pictures in a format suitable for streaming in the Windows Media Player. One-half of these motion pictures were to be reformatted by August 8, 2000. Depending on who released the film and in what format, various royalties were to be paid either to us or from us based on revenues or net profits. Due to a lack of capital funds we were unable to fulfill our obligations for digitizing the film library and Trimark filed a lawsuit for breach of contract. This content was to be deployed on our 3D television station. The cost to create the content for a 3D cable television station was far greater than anticipated and we ultimately discontinued the operations of the 3D television division of our company.

On July 31, 2001, we entered into a settlement agreement with Lion's Gate

Entertainment, Inc. a Delaware corporation. According to the Lion's Gate settlement agreement, we agreed to issue to Lion's Gate 200,000 shares of our common stock in return for Lion's Gate waiving and releasing us from all claims arising from a license agreement dated February 8, 2000 between us and Trimark Pictures, Inc. Lion's Gate is the successor in interest to Trimark. On the date of the settlement agreement, the closing price of our common stock on the American Stock Exchange was $.16 per share. We are including 200,000 shares of our common stock in this prospectus that have been issued to Lion's Gate. There are no further potential claims that can be brought against us due to this agreement.

ALAN MILLER

On November 3, 1999, we entered into a license agreement with Academy Entertainment, Inc. to acquire in perpetuity all feature films, documentaries, cartoons and short subjects available in Academy's film library in exchange for $250,000 worth of our unregistered common stock plus $100 for each hour of program footage requested plus shipping. This content was to be deployed on our 3D television station. The cost to create the content for a 3D cable television station was far greater than anticipated and we ultimately discontinued the operations of our 3D television division.

On May 30, 2001, we entered into a settlement agreement with Academy. According to the settlement agreement, we agreed to issue to Alan Miller 75,000 shares of our common stock in return for Academy waiving and releasing us from all claims arising from a license agreement between us and Academy dated November 3, 1999. On the date of the settlement agreement, the closing price of our common stock on the American Stock Exchange was $.22 per share. We are including 75,000 shares of our common stock in this prospectus that will be or have been issued to Alan Miller. There are no further potential claims that can be brought against us due to this agreement.

NATIONAL FINANCIAL COMMUNICATIONS CORP.

On September 1, 1999, we entered in to a consulting agreement with National Financial Communications Corp., a Massachusetts corporation. Under the consulting agreement, we engaged National Financial to render public relations services for a monthly fee of $5000 plus expenses. Because of operating difficulties, we were not able to pay to National Financial the money we owed them. On June 1, 2001, we entered into a settlement under which issued 250,000 shares of our common stock in return for National Financial waiving and releasing us from all claims arising from $71,259.52 of unpaid services provided by National Financial. For a period of thirty days after the effective date of this registration statement, National Financial will communicate to us the dollar amount they recover from the sale of the 250,000 shares. If National Financial does not recover $71,259.52 owed by us, additional shares of restricted common stock will be issued to National Financial. The calculation to determine the number of additional shares to be issued to National Financial is the dollar amount not recovered by National Financial from the sale of the initial 250,000 shares, divided by the previous five day trade average from the date of the calculation equaling the number of shares to be issued to National Financial. There is cap on the number of shares that we may have to issue to National Financial under the settlement agreement. As of March 15, 2002, the closing price of our common stock was $0.15 per share. Were our common stock to remain constant from March 15, 2002 until the date that additional shares issued to National Financial were freely tradeable, we would be required to issued to National Financial an additional 225,063 shares of our common stock. The following table details the number of shares we may potential be required to issue based on various reasonable prices for our shares. The following able assumes that the price of our shares would not fluctuate from the date that this present prospectus becomes effective and the date that the additional shares we are required to issue to National Financial become freely-tradeable.

                        Number of
Percentage     Price    Additional
of March       Per      Shares
15, 2002       Share    Required
Share Price             to be
                        Issued
       25%     $0.04    1,650,254
       50%     $0.08      700,127
       75%     $0.11      383,418
      100%     $0.15      225,063
      125%     $0.19      130,051
      150%     $0.23       66,709

PROGRAMMING SERVICES, INC.

On November 1, 1999, we entered into an asset purchase agreement, bill of sale, promissory note, and security agreement with Programming Services, Inc., a Nevada corporation, under which we were to purchase a film editing system, and office equipment for $144,000. We were not able to pay the last $68,000 owing under these agreements within the timing given by the relevant agreements.

On March 19, 2001, we entered into a settlement agreement with Programming Services under which we agreed to immediately issue to Programming Services 404,761 shares of our restricted common stock. We agreed that the shares we issued to Programming Services would have a gross value of $85,000. If on the date which is five business days following the date this registration statement is declared effective by the Commission, the average closing bid price of our common stock, as reported by the American Stock Exchange, for the five preceding business days, is less than $0.21 per share, we are obligated to issue to Programming Services the number of additional shares necessary for Programming Services to receive a total value of $85,000 based on such average closing bid price for the 5 day period. However, in no event is Programming Services receive shares in excess of a total of 500,000 shares. We are including 500,000 shares of our common stock owned by Programming Services in this prospectus.

ROCKY MOUNTAIN EMPLOYEE BENEFITS, INC.

On February 8, 2001, we settled a lawsuit brought by the Rocky Mountain Employee Benefits, Inc. under an office lease agreement dated April 1, 1996. Pursuant to the settlement, we issued a total of 295,567 shares of our common stock in satisfaction of any claims under the lease. The settlement contains a repricing provision, for the purpose of ensuring a total value of $118,226 to be paid to Rocky Mountain. If, on the date which is five business days following the date of effectiveness of our registration statement covering the Rocky Mountain shares, the average closing bid price for our common stock, as reported by the American Stock Exchange, for the five preceding days is less than $.40 per share, we are required to issue to Rocky Mountain that number of additional shares of common stock necessary for Rocky Mountain to receive a total value of $118,226.99. In no event shall Rocky Mountain receive most than 400,000 shares. We are including 400,000 shares of our common stock in this prospectus that have been issued to Rocky Mountain.

SCOTT APPLEGATE AND CAPITAL PLUS

On August 9, 2000, we entered into an agreement with Scott Applegate and Capital Plus under which Applegate agreed to assign to us all of Applegate's interests in a lease of certain cable television rights. In exchange for the assignment, we paid to Applegate the sum of $18,900 in cash and issued to Applegate a total of 61,150 shares of our common stock based on a market value of $2.00 per share for a total value of $122,300. We agreed to immediately file a registration statement on Form S-3, to include Applegate's shares or to pay $122,300 to Applegate in cash. In addition, the agreement with Applegate contained a repricing provision, requiring us to pay to Applegate, in cash, the difference between the initial Applegate share value of $122,300 and the market price of the Applegate shares on the date the shares were freely tradable.

Due to financial and operating difficulties, we were unable to file a registration statement within the period required by the Applegate agreement. On or about February 16, 2001, we amended our agreement with Applegate. Under the terms of the amendment, we agreed to issue to Applegate an additional 121,850 shares of our common stock in consideration of Applegate's agreement to waive and release us from any claim resulting from our failure to timely file a registration statement. We additionally agreed to file a registration statement, including the shares owned by Applegate within thirty days of the amendment, and to exercise our best efforts in obtain effectiveness of the registration as soon as practicable. The amendment also contains a repricing provision to ensure a total value of $183,000 for the Applegate shares. If, on the date which is five business days following the date of effectiveness of our registration statement covering the Applegate shares, the average closing bid price of our common stock, as reported by the American Stock Exchange, for the five preceding days is less than $1.00 per share, we are required to issue to Applegate that number shares of common stock necessary for Applegate to receive a total value of $183,000. However, in no event is Applegate to receive more than 600,000 shares of our common stock. We are including 600,000 shares of common stock in this prospectus that have been issued to Applegate.

UNITED BUSINESS SERVICES, INC.

On March 31, 2000, we entered into an asset purchase agreement with United Business Services, Inc., a Nevada corporation, under which we acquired from United Business all of the tangible and intangible assets relating to United Business's Video-On-Call Terminal and Video-On-Call Credit-Card-Swipe services. Our agreement with United Business provided for a purchase price of $1,000,000, payable with $60,000 upon signing of the UBS Agreement, with the balance payable in shares of our common stock. In August 2000, under the terms of a letter amendment to our agreement with United Business, we issued a total of 640,000 shares of restricted common stock to United Business.

The amendment required us to file a registration statement on Form S-3, including a total of 200,000 shares of common stock issued to United Business in the transaction, on or before September 23, 2000. However, because of financial and operating difficulties, we were unable to file the registration statement. On January 5, 2001, we entered into a second amendment with United Business under which we agreed to issue to United Business an additional 840,000 shares of restricted common stock in consideration of United Business agreeing to waive and release us from any claim resulting from our failure to timely file the registration statement. On the date of the second amendment, the closing price of our common stock on the American Stock Exchange was $0.31 per share. We are including 840,000 shares of our common stock in this prospectus that have been issued to United Business.

VISIONCOMM SHAREHOLDERS

On December 19, 2000, we entered into an amended stock purchase agreement with VisionComm and the shareholders of VisionComm. Under the terms of the VisionComm stock purchase agreement, we acquired all of the issued and outstanding shares of common stock of VisionComm, in exchange for issuing 2,500,000 shares of our common stock to the VisionComm Shareholders, subject to a repricing adjustment, and the issuance to the VisionComm Shareholders of promissory notes in the aggregate principal amount of $2,800,000. As a result of this transaction, VisionComm is our wholly-owned subsidiary.

On July 31, 2001, our shareholders ratified and approved the settlement with and the issuance of additional shares to the VisionComm shareholders. Pursuant to the VisionComm settlement, the VisionComm shareholders executed a waiver and release by which they waived all of their rights under the stock purchase agreement and agreed to cancel the notes in return for receiving 10,300,000 additional shares of our common stock. On July 31, 2001, the closing price of our common stock on the American Stock Exchange was $0.19 per share. The VisionComm shareholders and the number of shares of our common stock included in this prospectus with respect to each VisionComm shareholder are as follows:
Stanley H. Rojeski, 797,632; Joe Melton, 11,038; DST Asset Management Company, 3,715; Kirk Kaalberg, 44,577; Charles P. Miller, 24,850; Nanci Sue Harvey-Brinkmeier, 12,425; Karen A. Wilson, 6,213; Berthel Growth & Income Trust I, 371,823 John R. Metzler, 17,831. Certain of our directors are VisionComm shareholders and will receive shares of our common stock: William J. Brinkmeier, 869,406 shares; Lawrence J. Wilk, 149,255 shares, Thomas A. Nix, 179,255 shares, and Frank Friedlein, Jr., 41,980 shares. As explained above, this prospectus also includes additional shares owned respectively by Brinkmeier, Wilk, Nix, and Friedlein that they received in compensation for their services to us.

        LIMITATION ON LIABILITY AND DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Restated Articles of Incorporation and By-Laws provide for indemnification of our officers and directors to the fullest extent provided by law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our officers, directors or controlling persons, pursuant to our Articles of Incorporation, By-Laws or otherwise, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

                                  LEGAL MATTERS

For purposes of this offering, Bruce M. Pritchett, P.C. of Salt Lake City, Utah is giving his opinion on the validity of the common shares. Mr. Pritchett does not own any of our common shares.

                     INTERESTS OF NAMED EXPERTS AND COUNSEL

Our consolidated financial statements for the two fiscal years ended March 31, 2001, included in the our Annual Report on Form 10-KSB, have been audited by HJ & Associates, LLC, independent certified public accountants, as set forth in their report for that period. Such consolidated financial statements are incorporated in this prospectus in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. Quarterly reports on Form 10-QSB, as incorporated through December 31, 2001, are submitted on an unaudited basis. No expert or counsel in this prospectus owns any of our common stock or will be issued any of our common stock by virtue of services provided in connection with the preparation of this prospectus.

                              AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file reports, proxy statements, and other information with the Securities and Exchange Commission. Such reports, proxy statements, and other information filed with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, we are required to file electronic versions of these documents through the Commission's Electronic Data Gathering, Analysis and Retrieval system. The Commission maintains a World Wide Web site at HTTP://WWW.SEC.GOV that contains reports, proxy and information statements and other information regarding registrants filed electronically with the Commission. Our common stock is traded on the American Stock Exchange. Reports and other information concerning our business may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

We have filed with the Commission, under the Securities Act, a registration statement on Form S-3/A with respect to the Shares of common stock offered hereby. This prospectus constitutes a part of the Registration Statement. This prospectus does not contain all the information set forth in such Registration Statement, as certain items are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to our business and the Shares, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any agreement or other document are not necessarily complete, and are qualified in their entirety by reference to the copy of such contract or document appearing as an exhibit to the Registration Statement. Such Registration Statement and any amendments thereto, including exhibits filed as a part thereof, are available for inspection and copying as set forth above. The Registration Statement, including all exhibits and schedules thereto, may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission at prescribed rates.

                                MATERIAL CHANGES

On or about January 8, 2002 we officially recorded a name change from Chequemate International, Inc. to C-3D Digital, Inc. by filing an "Articles of Amendment" to our "Articles of Incorporation" with the State of Utah.

On January 9, 2002 we entered into an investment agreement with Dutchess Private Equities Fund, L.P. for an equity financing facility of up to $12 million over the next 36 months. Pursuant to the agreement, the amount that Dutchess is committed to purchase from us for each put notice will depend on market price and trading volume for our common stock. The amount that we may request Dutchess to purchase for each put notice may not exceed 3 times of the average daily trading volume for the 10 trading days immediately prior to the put notice date multiplied by the average daily closing bid price of our common stock for the three trading days immediately prior to the put notice date. In no event, however, may such amount exceed $1 million. However, Dutchess may purchase more shares than allowed above if the price of our common shares and/or the trading volume of our common shares is increasing. Dutchess may purchase fewer shares than required above if the price of our common shares and/or trading volume of our common shares is decreasing. Dutchess's right to purchase more or fewer shares than allowed or required above is determined by the following formula: the amount of shares that may be purchased is determined by multiplying 30 percent of the aggregate trading volume during the 10 trading days preceding the put notice by 93 percent of the average of the five lowest closing bid prices of our common stock during 10 trading days preceding the put notice.

Closing of each sale of shares of our common stock to Dutchess is subject to standard closing conditions, including the continuing effectiveness of a relevant registration statement, the continued listing of our common stock on the American Stock Exchange and our compliance with the obligations and non-breach of this investment agreement.

Each time we issue shares of our common stock to Dutchess under the investment agreement, we must pay Dutchess or its assignee a fee of 4% of the proceeds of the sale in cash. On signing the investment agreement, we agreed to issue to Dutchess shares of our common stock equal to $25,000. We also agreed that we shall issue to Dutchess $25,000 worth of our common stock for each $1 million worth of our common stock that Dutchess purchases during the term of the investment agreement.

None of the shares issued to Dutchess under the investment agreement are included in this registration statement. Pursuant to a separate registration rights agreement between Dutchess and us, Dutchess has registration rights with respect to the shares we issue to Dutchess under the investment agreement. We are obligated to use our best efforts to file as soon as possible an applicable registration statement the Commission covering the shares of common stock that will be issued under the investment agreement to Dutchess.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
The following documents and materials filed by us with the Commission (File No. 1-15043) are incorporated herein by reference:

- Our Quarterly Report on Form 10-QSB/A for the nine months ended December 31, 2001, filed with the Commission on March 21, 2002;
- Our Quarterly Report on Form 10-QSB/A for the six months ended September 30, 2001, filed with the Commission on March 21, 2002;
-         Our Current Report on Form 8-K filed with the Commission on August
          20, 2001;
- Our Quarterly Report on Form 10-QSB for the three months ended June 30, 2001, filed with the Commission on August 20, 2001;
-         Our Annual Report on Form 10-KSB/A for the fiscal year ended March
          31, 2001, filed with the Commission on March 21, 2002, which contains audited consolidated financial statements for the most recent fiscal year for which such statements have been filed.
- Our Definitive Proxy Statement on Schedule 14A filed with the Commission on July 9, 2001.
-         Our Current Report on Form 8-K/A filed with the Commission on
          March 21, 2002 that include the information required by Rule 3-05 of
          Article II of Regulation S-B with regard to the VisionComm merger;

All other documents and reports filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be made a part hereof from the date of the filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated in this prospectus by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in the prospectus, or in any subsequently filed document, is deemed to be incorporated by reference or modifies or supersedes the statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of such person, a copy of any or all documents which are incorporated by reference, not including exhibits to such documents, unless such exhibits are specifically incorporated by reference in the document which this prospectus incorporates. Requests should be directed to Mr. Chandos Mahon at our principal executive offices located at 10
Universal City Plaza, Suite 1100, Universal City, CA 91608.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THIS OFFERING; AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY C-3D. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SHARES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF C-3D SINCE THE DATE HEREOF.

                                   60,458,074

                                    SHARES OF

                                    --------

                                  COMMON STOCK

                               C-3D DIGITAL, INC.

                               P R O S P E C T U S

                                 MARCH 21, 2002
                                    --------

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by us. All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Filing Fee - Securities and Exchange Commission $2,745.40
Legal Fees and Expenses $20,000
Printing, EDGAR formatting and services and mailing expenses $7,000 Total Expenses $29,745

* All amounts are estimated except for the federal registration fee.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Utah law provides for indemnification or directors and officers as follows:

16-10A-902 AUTHORITY TO INDEMNIFY DIRECTORS. (1) Except as provided in Subsection (4), a corporation may indemnify an individual made a party to a proceeding because he is or was a director, against liability incurred in the proceeding if: (a) his conduct was in good faith; and (b) he reasonably believed that his conduct was in, or not opposed to, the corporation's best interests; and (c) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. (2) A director's conduct with respect to any employee benefit plan for a purpose he reasonably believed to be in or not opposed to the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of Subsection (1)(b). (3) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this section (4) A corporation may not indemnify a director under this section: (a) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or (b) in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in his official capacity, in which proceeding he was adjudged liable on the basis that he derived an improper personal benefit.
(5) Indemnification permitted under this section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding

16-10A-903 MANDATORY INDEMNIFICATION OF DIRECTORS. Unless limited by its articles of incorporation, a corporation shall indemnify a director who was successful, on the merits or otherwise, in the defense of any proceeding, or in the defense of any claim, issue, or matter in the proceeding, to which he was a party because he is or was a director of the corporation, against reasonable expenses incurred by him in connection with the proceeding or claim with respect to which he has been successful.

16-10A-907 INDEMNIFICATION OF OFFICERS, EMPLOYERS, FIDUCIARIES AND AGENTS. Unless a corporation's articles of incorporation provide otherwise: (1) an officer of the corporation is entitled to mandatory indemnification under
Section 16-10a-903, and is entitled to apply for court-ordered indemnification under Section 16-10a-905, in each case to the same extent as a director; (2) the corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as to a director; and
(3) a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

16-10A-908 INSURANCE. A corporation may purchase and maintain liability insurance on behalf of person who is or was a director, officer, employee, fiduciary, or agent of the corporation, of who, while serving as a director, officer, employee, fiduciary, or agent of the corporation, is or was serving at the request of the corporation as a director, officers, partner, trustee, employee, fiduciary, or agent of another foreign or domestic corporation or other person, or of an employee benefit plan, against liability asserted against or incurred by him in that capacity or arising from his status as a director, officer, employee, fiduciary, or agent, whether or not the corporation would have power to indemnify him against the same liability under Sections 16-10a-902, 16-10a-903, or 16-10a-907. Insurance may be procured from any insurance company designated by the board of directors, whether the insurance company is formed under the laws of this state or any other jurisdiction of the United States or elsewhere, including any insurance company in which the corporation has an equity or any other interest through stock ownership or otherwise.

16-10A-909 LIMITATIONS OF INDEMNIFICATION OF DIRECTORS. (1) A provision treating a corporation's indemnification of, or advance for expenses to, directors that is contained in its articles of incorporation of bylaws, in a resolution of its shareholders or board of directors, or in a contract (except an insurance policy) or otherwise, is valid only if and to the extent the provision is not inconsistent with this part. If the articles of incorporation limit indemnification or advance of expenses, indemnification and advance of expenses are valid only to the extent not inconsistent with the articles of incorporation. (2) This part does not limit a corporation's power to pay or reimburse expenses incurred by a director in connection with the director's appearance as a witness in a proceeding at a time when the director has not been made a named defendant or respondent to the proceeding.

Article IV of our Restated Articles of Incorporation of provide as follows: "To the fullest extent permitted by the Act [the Revised Utah Business Corporation Act], as the same exists or may hereafter be amended, no director shall personally be liable to the Corporation or it shareholders for monetary damages except for liability for (a) the amount of a financial benefit received by a director to which he is not entitled, (b) an intentional infliction of harm on the Corporation or the shareholders, (c) a violation of Section 16-10a-841 relating to the liability for unlawful distributions, or (d) an intentional violation of criminal law. To the fullest extent permitted by the Act, as the same exists or may hereafter be amended, the Corporation shall indemnify its officers and directors as provided in Section 16-

10a-901 et seq., U.C.A."
Section 11.01 of our By-Laws provides as follows:

"INDEMNIFICATION. To the fullest extent permitted by the Utah Revised Business Corporation Act, as the same exists or may hereafter be amended, the corporation shall indemnify its officers and directors as provided in Section 16-10a-901 et seq., U.C.A."

ITEM 16. EXHIBITS

                                  EXHIBIT INDEX

Exhibit
No.                                        Name of Exhibit

4.1 Specimen certificate for common stock filed as Exhibit 4.1 to the Company's 8-A registration statement and incorporated herein by reference.

4.2 Amended and Restated Master Agreement between the Company and Another World Inc. dated June 13, 2001 (Incorporated by reference from Schedule 14A filed by the Company with the Commission on June 14, 2001.)

4.3 Amended Settlement Agreement between the Company and BH Productions, Inc. dated February 27, 2001. (Incorporated by reference from Form 10-KSB filed by the Company with the Commission on July 11, 2001.)

4.4 Asset Purchase Agreement between the Company and Cinema Internet Networks, Inc. dated May 25, 2000. (Incorporated by reference from Form 10-KSB filed by the Company with the Commission on July 11, 2001.)

4.5 Letter Amendment to Asset Purchase Agreement between the Company and Cinema Internet Networks, Inc. dated August 3, 2000. *

4.6 Pledge and Escrow Agreement between the Company and Cinema Internet Networks, Inc., and Linda J. Hogg, escrow agent, dated August 23, 2000.*

4.7 Amendment to Agreement between the Company and Cinema Internet Networks, Inc. dated February 2, 2001.*

4.8 Resolutions of the Board of Directors of the Company dated January 12, 2001, authorizing the issuance of common stock of the Company to certain named directors and officers of the Company.**

4.9 Modification and Settlement Agreement between the Company and Crooks Hollow Road, L.L.C dated November 30, 2001.***

4.10 Common Stock Purchase Agreement between the Company and Crooks Hollow Road, L.L.C dated May 10, 2000 (Incorporated by reference from Form 8-K filed by the Company with the Commission on May 26, 2000.)

4.11 Registration Rights Agreement between the Company and Crooks Hollow Road,L.L.C, dated May 10, 2000. (Incorporated by reference from Form 8-K filed by the Company with the Commission on May 26, 2000.)

4.12 Modification Agreement between the Company and Crooks Hollow Road, L.L.C dated August 28, 2000.*

4.13 Amendment to Agreement between the Company and Crooks Hollow Road, L.L.C dated February 18, 2001.*

4.14 Settlement Agreement between the Company and Eagle Plaza, L.C. dated January 20, 2001.**

4.15 Settlement Agreement between the Company and Fernando Gomez dated August 17, 2001.**

4.16 Settlement Agreement between the Company and Blaine Harris dated July 27, 2001.**

4.17 Promissory Note issued by the Company for the benefit of I-O Display Systems, LLC , doing business as Razor Digital Media. (Incorporated by reference from Form 10-KSB filed by the Company with the Commission on July 11, 2001.)

4.18 Corporate Finance and Advisory Agreement between the Company and Dutchess Advisors, Ltd. dated December 21, 1999.*

4.19 Amendment to Agreement between the Company and Dutchess Advisors, Ltd. dated February 25, 2001.*

4.20 General Release and Settlement Agreement between the Company and Lion's Gate Entertainment, Inc. dated July 31, 2001.**

4.21 Settlement Agreement between the Company and Academy Entertainment, Inc. dated May 30, 2001. (Incorporated by reference from Form 10-KSB filed by the Company with the Commission on July 11, 2001.)

4.22 Settlement Agreement between the Company and National Financial Communications Corp. dated June 1, 2001. (Incorporated by reference from Form 10-KSB filed by the Company with the Commission on July 11, 2001).

4.23 Settlement Agreement between the Company and Programming Services, Inc. dated March 19, 2001. (Incorporated by reference from Form 10-KSB filed by the Company with the Commission on July 11, 2001.)

4.24 Settlement Agreement between the Company and Rocky Mountain Employee Benefits, Inc. dated February 8, 2001.*

4.25 Agreement between the Company and Scott Applegate and Ten Private Cable dated August 9, 2000.*

4.26 Amendment to Agreement between the Company and Applegate dated February 16, 2001.*

4.27 Asset Purchase Agreement between the Company and United Business Services, Inc. dated March 31, 2000.*

4.28 Letter Amendment to Asset Purchase Agreement between the Company and 0nited Business Services, Inc dated August 8, 2000.*

4.29 Amendment to Agreement between the Company and United Business Services, Inc dated January 5, 2001.*

4.30 Waiver and Release by certain shareholders of the VisionComm Inc. dated April 15, 2001. (Incorporated by reference from Schedule 14A filed by the Company with the Commission on June 14, 2001.)

4.31 Settlement Agreement between Hudson Consulting Group, Inc. and Chequemate International, Inc. dated January 23, 2002.***

4.32 Amended Stock Purchase and Sale Agreement by and among the Company VisionComm Inc. and the shareholders of VisionComm (Incorporated by reference to Form 8-K filed with the Commission on January 9, 2001.)

4.33 Form of Settlement Agreement between the Company and I-O Display Systems, LLC doing business as Razor Digital Media.***

4.34 Investment Agreement between the Company and Dutchess Private Equities Fund, L.P. dated January 9, 2002

4.35 Registration Rights Agreement between the Company and Dutchess Private Equities Fund, L.P. dated January 9, 2002
-
5.1        Opinion of Bruce M. Pritchett,P.C.

23.2    Consent of Kerber, Eck and Braeckel, LLP

23.3       Consent of HJ & Associates, Certified Public Accountants

23.4 Consent of Bruce M. Pritchett, P.C. (contained in Opinion of Counsel filed as Exhibit 5.1)

99.1 Information required by Rule 3-O5 and Article II of Regulation S-X with respect to the acquisition of VisionComm Inc. (Incorporated by reference to Form8-K/A filed by the Company with the Commission February 8, 2002.)

* Previously filed with the Commission as an exhibit to our S-3 filed with the Commission on March 5, 2001.

** Previously filed with the Commission as an exhibit to our S-3/A filed with the Commission on November 30, 2001.

*** Previously filed with the Commission as an exhibit to our S-3/A , Amendment No. 2 filed with the Commission on February 8, 2002.

ITEM 17. UNDERTAKINGS

We hereby undertake-: (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material changes to such information in the Registration Statement; provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted against the Company by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act, the Company certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on March 21, 2002.

C-3D DIGITAL, INC.
Date: March 21, 2002

By /s/ Chandos Mahon
  ------------------------------
Chandos Mahon
President and Chief Executive Officer

                                POWER OF ATTORNEY

We, the undersigned officers and directors of C-3D Digital, Inc., hereby severally constitute Chandos Mahon, as our true and lawful attorney with full power to him, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement, and generally to do all such things in our name and behalf in our capacities as officers and directors to enable C-3D Digital, Inc. , to comply with the provisions of the Securities Act and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as it may be signed by our said attorney, to said Registration Statement and any and all amendments thereto.

Date: March 21, 2002

By /s/ William Brinkmeier
   ----------------------------------
William Brinkmeier, Director Date: March 21, 2002

By /s/ In Q Lee
   ------------------------------------
In Q Lee, Director Date: March 21, 2002

By /s/ Chandos Mahon
   ------------------------------------
Chandos Mahon, Director Date: March 21, 2002

By /s/ Thomas Nix
   ------------------------------------
Thomas Nix, Director Date: March 21, 2002

By /s/ Philmoon Seong
   ------------------------------------
Philmoon Seong, Director Date: March 21, 2002

By /s/ Tim Maher
   ------------------------------------
Tim Maher, Treasurer  Date:  March 21, 2002

                                  EXHIBIT INDEX

Exhibit
No.                                       Name of Exhibit

4.1 Specimen certificate for common stock filed as Exhibit 4.1 to the Company's 8-A registration statement and incorporated herein by reference.

4.2 Amended and Restated Master Agreement between the Company and Another World Inc. dated June 13, 2001 (Incorporated by reference from Schedule 14A filed by the Company with the Commission on June 14, 2001.)

4.3 Amended Settlement Agreement between the Company and BH Productions, Inc. dated February 27, 2001. (Incorporated by reference from Form 10-KSB filed by the Company with the Commission on July 11, 2001.)

4.4 Asset Purchase Agreement between the Company and Cinema Internet Networks, Inc. dated May 25, 2000. (Incorporated by reference from Form 10-KSB filed by the Company with the Commission on July 11, 2001.)

4.5 Letter Amendment to Asset Purchase Agreement between the Company and Cinema Internet Networks, Inc. dated August 3, 2000. *

4.6 Pledge and Escrow Agreement between the Company and Cinema Internet Networks, Inc., and Linda J. Hogg, escrow agent, dated August 23, 2000.*

4.7 Amendment to Agreement between the Company and Cinema Internet Networks, Inc. dated February 2, 2001.*

4.8 Resolutions of the Board of Directors of the Company dated January 12, 2001, authorizing the issuance of common stock of the Company to certain named directors and officers of the Company.**

4.9 Modification and Settlement Agreement between the Company and Crooks Hollow Road, L.L.C dated November 30, 2001.***

4.10 Common Stock Purchase Agreement between the Company and Crooks Hollow Road, L.L.C dated May 10, 2000 (Incorporated by reference from Form 8-K filed by the Company with the Commission on May 26, 2000.)

4.11 Registration Rights Agreement between the Company and Crooks Hollow Road, L.L.C, dated May 10, 2000. (Incorporated by reference from Form 8-K filed by the Company with the Commission on May 26, 2000.)

4.12 Modification Agreement between the Company and Crooks Hollow Road, L.L.C dated August 28, 2000.*

4.13 Amendment to Agreement between the Company and Crooks Hollow Road, L.L.C dated February 18, 2001.*

4.14 Settlement Agreement between the Company and Eagle Plaza, L.C. dated January 20, 2001.**

4.15 Settlement Agreement between the Company and Fernando Gomez dated August 17, 2001.**

4.16 Settlement Agreement between the Company and Blaine Harris dated July 27, 2001.**

4.17 Promissory Note issued by the Company for the benefit of I-O Display Systems, LLC , doing business as Razor Digital Media. (Incorporated by reference from Form 10-KSB filed by the Company with the Commission on July 11, 2001.)

4.18 Corporate Finance and Advisory Agreement between the Company and Dutchess Advisors, Ltd. dated December 21, 1999.*

4.19 Amendment to Agreement between the Company and Dutchess Advisors, Ltd. dated February 25, 2001.*

4.20 General Release and Settlement Agreement between the Company and Lion's Gate Entertainment, Inc. dated July 31, 2001.**

4.21 Settlement Agreement between the Company and Academy Entertainment, Inc. dated May 30, 2001. (Incorporated by reference from Form 10-KSB filed by the Company with the Commission on July 11, 2001.)

4.22 Settlement Agreement between the Company and National Financial Communications Corp. dated June 1, 2001. (Incorporated by reference from Form 10-KSB filed by the Company with the Commission on July 11, 2001).

4.23 Settlement Agreement between the Company and Programming Services, Inc. dated March 19, 2001. (Incorporated by reference from Form 10-KSB filed by the Company with the Commission on July 11, 2001.)

4.24 Settlement Agreement between the Company and Rocky Mountain Employee Benefits, Inc. dated February 8, 2001.*

4.25 Agreement between the Company and Scott Applegate and Ten Private Cable dated August 9, 2000.*

4.26 Amendment to Agreement between the Company and Applegate dated February 16, 2001.*

4.27 Asset Purchase Agreement between the Company and United Business Services, Inc. dated March 31, 2000.*

4.28 Letter Amendment to Asset Purchase Agreement between the Company and United Business Services, Inc dated August 8, 2000.*

4.29 Amendment to Agreement between the Company and United Business Services, Inc dated January 5, 2001.*

4.30 Waiver and Release by certain shareholders of the VisionComm Inc. dated April 15, 2001. (Incorporated by reference from Schedule 14A filed by the Company with the Commission on June 14, 2001.)

4.31 Settlement Agreement between Hudson Consulting Group, Inc. and Chequemate International, Inc. dated January 23, 2002.***

4.32 Amended Stock Purchase and Sale Agreement by and among the Company VisionComm Inc. and the shareholders of VisionComm (Incorporated by reference to Form 8-K filed with the Commission on January 9, 2001.)

4.33    Form of Settlement Agreement between the Company and I-O Display
Systems,

LLC doing business as Razor Digital Media.***

4.34 Investment Agreement between the Company and Dutchess Private Equities Fund, L.P. dated January 9, 2002

4.35 Registration Rights Agreement between the Company and Dutchess Private Equities Fund, L.P. dated January 9, 2002
-
5.1 Opinion of Bruce M. Pritchett, P.C.

23.2 Consent of Kerber, Eck and Braeckel, LLP

23.3 Consent of HJ & Associates, Certified Public Accountants

23.4 Consent of Bruce M. Pritchett, P.C. (contained in Opinion of Counsel filed as Exhibit 5.1)

99.1 Information required by Rule 3-O5 and Article II of Regulation S-X with respect to the acquisition of VisionComm Inc. (Incorporated by reference to Form 8-K/A filed by the Company with the Commission February 8, 2002.)

* Previously filed with the Commission as an exhibit to our S-3 filed with the Commission on March 5, 2001.

** Previously filed with the Commission as an exhibit to our S-3/A filed with the Commission on November 30, 2001.

*** Previously filed with the Commission as an exhibit to our S-3/A , Amendment No. 2 filed with the Commission on February 8, 2002.